Exhibit 99.2

ADVANTAGE ENERGY INCOME FUND

Notice of Annual and Special Meeting of Unitholders

TO:	THE UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

TAKE NOTICE that an Annual and Special Meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Trust Units”) of Advantage Energy Income Fund (the “Trust”) will be held in the Alberta Room of the Fairmont Palliser, 133 – 9th Avenue S.W., Calgary, Alberta, on the 27th day of June, 2008, at 3:00 p.m. (Calgary time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2007 and the auditors’ report thereon;

2.	to appoint Computershare Trust Company of Canada as the Trustee of the Trust for the ensuing year;

3.

to fix the number of directors of Advantage Oil & Gas Ltd. (“AOG”) to be elected at the Meeting at ten (10) as specified in the Information Circular - Proxy Statement of the Trust dated May 23, 2008 (the “Information Circular”);

4.	to elect ten (10) directors of AOG as specified in the Information Circular;

5.	to pass an ordinary resolution approving the proposed amendments to the restricted unit incentive plan of the Trust as described in the Information Circular;

6.	to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust for the ensuing year; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on May 23, 2008 (the “Record Date”). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even if the Unitholder has since disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 23rd day of May, 2008.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA, by ADVANTAGE OIL & GAS LTD.

(Signed) “Kelly I. Drader” Chief Executive Officer